

August 18, 2025

Sean A. Windeatt
Co-Chief Executive Officer
BGC Group, Inc.
499 Park Avenue
New York, NY 10022

> **Re: BGC Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 11, 2025**
> **File No. 333-289500**

Dear Sean A. Windeatt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Leland S. Benton